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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                              --------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

                     ORDINARY SHARES OF EURO 0.55 PAR VALUE
                               PER ORDINARY SHARE
                         (Title of Class of Securities)

                                    87927W10
                                 (CUSIP Number)

                                DANTE PASQUALINI
                            UNICREDITO ITALIANO S.P.A
                                 375 PARK AVENUE
                               NEW YORK, NY 10152
                                  212-546-9601
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a copy to:
                            DANIEL A. NINIVAGGI, ESQ.
                                WINSTON & STRAWN
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 294-6700


                                OCTOBER 13, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)



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                                  SCHEDULE 13D

--------------------
CUSIP No.   87927W10
--------------------

--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    UniCredito Italiano S.p.A.

--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [X]
                                                                   (b)  [ ]

--------------------------------------------------------------------------------
 3. SEC USE ONLY

--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS

    WC

--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]
--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

    Republic of Italy

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     NUMBER OF SHARES           7.    SOLE VOTING POWER - 1,357,768
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                              --------------------------------------------------
                                8.    SHARED VOTING POWER  - 2,891,656,682
                                                           (See Item 5)
                              --------------------------------------------------
                                9.    SOLE DISPOSITIVE POWER - 0

                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER - 2,891,656,682
                                                                 (See Item 5)
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,893,014,450 (See Item 5)
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                           [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     54.99%
                                                          (See Item 5)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON - CO

--------------------------------------------------------------------------------


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     This Amendment No. 1 amends the Statement on Schedule 13D, dated October
25, 2001 (the "Statement on Schedule 13D"), filed by UniCredito Italiano S.p.A., a company organized under the laws of the Republic of Italy ("UniCredito"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

     UniCredito, Pirelli, Edizione Holding, BCI and the Purchaser are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by UniCredito in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

Item 4. PURPOSE OF TRANSACTION.

     At a meeting of the shareholders of Olivetti held on October 13, 2001, the following nominees of the Purchaser were elected to the Board of Directors of
Olivetti: Gilberto Benetton, Enrico Bondi, Carlo Buora, Lorenzo Caprio, Giorgio Cirla, Pier Luigi Fabrizi, Cesare Geronzi, Gianni Mion, Pietro Modiano, Giampietro Nattino, Alberto Pirelli, Carlo Alessandro Puri Negi, Antonio Tesone, Dario Trevisian, Marco Tronchetti Provera and Alberto Varisco.

     On October 13, 2001, following meetings of its shareholders and Board of Directors, Olivetti issued a press release announcing the authorization of a capital raising of an aggregate of euro 4,079,803,958 through a rights offering of Olivetti Shares and Olivetti convertible bonds ("Olivetti Convertible Bonds"). A copy of the Olivetti press release which was filed as an exhibit to Amendment No. 5 of Pirelli's Schedule 13D, dated October 23, 2001, is filed as
Exhibit 13 to this Schedule 13D and is incorporated by reference herein. The Purchaser intends to participate in the Olivetti rights offering to the maximum extent of its eligibility by subscribing in equal proportions for Olivetti Shares and Olivetti Convertible Bonds.

     Olivetti announced that the rights offering is not being made, and will not be made, directly or indirectly, in the United States and that the Olivetti Shares and Olivetti Convertible Bonds to be issued in the rights offering have not and will not be registered under the Securities Act of 1933, as amended, and may not be offered, sold or delivered, directly or indirectly, in the United States absent registration or an exemption from registration.


Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The information contained in Item 4 above concerning the Purchaser's intention to subscribe for Olivetti Shares and Olivetti Convertible Bonds pursuant to Olivetti's rights offering is incorporated herein by reference.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NO.    DESCRIPTION
-----------    -----------
Exhibit 13     Press Release, dated October 13, 2001, issued by Olivetti
               (Unofficial English Translation) (incorporated by reference to
               Exhibit 20 to Amendment No. 5 to the Schedule 13D, dated October
               23, 2001, filed with the Securities and Exchange Commission by Pirelli S.p.A.)



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                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           UNICREDITO ITALIANO S.P.A.



                                           By: /s/ Pietro Modiano
                                               -----------------------------
                                               Name:  Pietro Modiano
                                               Title:  Executive Officer


                                           By: /s/ Elisabetta Magistretti
                                               -----------------------------
                                               Name:  Elisabetta Magistretti
                                               Title:  Executive Officer


                                               Dated:  November 13, 2001




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